A. Stephen Meadows
Chief Accounting Officer

March 13, 2015
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, DC 20549-0405

Attention:    Karl Hiller
Branch Chief
Re: Rock-Tenn Company
Form 10-K for the Fiscal Year ended September 30, 2014
Filed November 24, 2014
Response letter dated January 30, 2015
File No. 001-12613

Mr. Hiller:
Reference is made to the letter dated February 13, 2015 (the “Response Comment Letter”) to Mr. A. Stephen Meadows, Chief Accounting Officer of RockTenn Company (the “Company,” “our” or “we”), setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Response Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately following the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Response Comment Letter.

Form 10-K for Fiscal Year Ended September 30, 2014

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations (Segment Data), page 27

1. We note from your response to prior comment 1 that your systems do not capture revenue or profitability for the container subgroups identified on your website. Please clarify whether this is also true for non-container revenues and any subcategories.

504 Thrasher Street • Norcross, GA 30071 • 678-291-7377
www.rocktenn.com

Response:

Our internal management reporting is focused on revenue by customer as opposed to revenue or profitability by product grouping. Our systems do not capture net revenue or profitability for the container subgroups identified on our website and this is also true for non-container revenues and other subcategories. However, we do capture gross revenues for non-container paper grades that we manufacture; but, we do not capture all data necessary to derive net revenues. We also do not capture costs by grade and therefore grade profitability.

2. You indicate that your reporting is focused on revenue by customer. However, we also note a January 29, 2015 article in The Wall Street Journal included remarks from your chief executive officer referencing your pizza box business. Please identify and describe any categories of customers that correlate with particular lines of business, such as the pizza box business, and for which you aggregate revenues or other financial data. Please indicate the particular measures that are grouped in any of your accounting systems and tell us these amounts for each of the periods presented.

Response:

As stated, our management reporting is focused on revenue by customer as opposed to revenue or profitability by product groupings, or by a particular line of business. This is because we generally sell multiple types of products to each customer. While there are some categories of customers that may correlate more closely to particular lines of business, we do not manage our business that way, and therefore do not aggregate revenues, profitability or other financial data for categories of customers that correlate with a particular line of business. However, there are instances where the revenue generated by a particular customer is predominately of one product type - such as pizza boxes. For the Wall Street Journal article, which was focused on the amount of pizza consumed in the U.S. on Super Bowl Sunday and which stated that “Rock-Tenn makes about three million pizza boxes per day”, we made a “rough estimate” by focusing on the shipments (which we track in terms of millions of square feet) from customers and plants that we are aware manufacture products primarily for the pizza industry. We then converted the millions of square feet shipped into a rough estimate of the number of pizza boxes, using various estimated conversion factors. We had to use this methodology because our accounting systems do not track the number of pizza boxes we manufacture or sell.

Sincerely,

/s/ A. Stephen Meadows

A. Stephen Meadows
Chief Accounting Officer
cc: Michael Fay
John Cannarella
Steven C. Voorhees
Ward H. Dickson
Robert B. McIntosh